UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February, 2006

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Praia de Botafogo, 300 – 11th floor
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Company Taxpayers’ ID (CNPJ) # 04.032.433/0001 -80
Company Registry ID (NIRE) # 33300275410
Publicly-held Company

SUMMARY OF AN ITEM OF THE MINUTES OF THE BOARD OF DIRECTORS’ MEETING HELD ON FEBRUARY 1, 2006

As secretary of the Board of Directors’ meeting, held on this date, I ATTEST that in item 3 of the agenda, which is about the “resignation of members of the Board of Directors”, of the minutes of Contax Participações S/A’s Board of Directors’ meeting, held on February 1, 2006, at 11:00 am, at the headquarters of its controlling company, Telemar Participações S.A, located at Praia de Botafogo, 300, 11th floor, room 1101 (part of), Botafogo, in the City of Rio de Janeiro, State of Rio de Janeiro, has the following wording:

“As to item 3 of the agenda, the Board of Directors has received and accepted the resignation of Mr. Marcos Grodetzky, as of this date, from his position of alternate member of the Board of Directors. It is recorded that the alternate position will be available until a person is appointed. Finally, the Board of Directors received and accepted the resignation of Mr. Fersen Lamas Lambranho, as of January 31, 2006, from his position of effective member of the Company’s Board of Directors. All members congratulated the excellent work and dedication of Mr. Lambranho during his term. As a consequence and as provided by article 15 of the Company’s Bylaw, it was registered the automatic promotion to effective member of the Board of Directors of the alternate member, Mr. Carlos Medeiros Silva Neto, Brazilian, single, business administrator, holder of ID # 930776-8, issued by IFP/RJ, and registered in the Individual Taxpayer's Register (CPF/MF) under the # 666401724-53, resident and domiciled in São Paulo/SP, at Av. Brigadeiro Faria Lima, 3729, 7th floor, São Paulo/SP.”

The majority of the members of the Board of Directors attended the meeting and signed: (s/s/) Otavio Marques de Azevedo - Chairman; Ronaldo Iabrudi dos Santos Pereira; Luiz Eduardo Falco Pires Corrêa; Sérgio Bernstein (alternate member) and Roberto Zurli Machado (alternate member).

Rio de Janeiro, February 1 , 2006.

Eliana Jacinta de Azevedo Teixeira
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2006

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.